SUPERIOR BANCORP
17 North 20th Street
Birmingham, Alabama 35203
August 4, 2009
Ms. Angela Connell
Reviewing Accountant
Mail Stop 4720
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Superior Bancorp Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 File No. 0-25033
Dear Ms. Connell:
     This letter constitutes the response of Superior Bancorp to your letter of July 27, 2009, setting forth comments on the above-referenced filings. For your convenience, a copy of your letter is attached as Exhibit 1, and our responses below are keyed to the numbered comments in your letter. We appreciate the opportunity to respond to the comments you have raised.
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Conditions and Results of Operations
     1. In preparing our Form 10-K for the year ended December 31, 2008, we considered carefully the limitations on what is appropriately included in “operating earnings.” For the following reasons, we concluded, based on the information available at the time of the report, that it was appropriate to treat goodwill and other-than-temporary (“OTTI”) charges as non-recurring.
     With respect to the goodwill charge, we believe that it was clearly non-recurring in nature. We had not incurred such a charge in any prior period, and the charge eliminated goodwill from our balance sheet, making the possibility of any further goodwill charges in the next two years remote. Accordingly, we believed at that time, and continue to believe, that presenting the goodwill charges as non-recurring would provide to our shareholders a better understanding of Superior’s basic operating earnings capacity, and that presenting it otherwise would have been confusing and even misleading to our shareholders.
     With respect to the presentation of the OTTI charges in our 2008 Form 10-K, we believed at the time the report was filed that it was appropriate to present such charges as non-recurring because we had not encountered any similar charges in prior periods and believed that it was unlikely any future charges would be necessary in the next two years. Subsequent events made it clear that our expectations at that time were erroneous, as we incurred OTTI charges in both of the first and second quarters of 2009. As a result of this subsequent determination, we modified our disclosures going forward and did not treat subsequent OTTI charges as non-recurring in either our first quarter 10-Q or our first and second quarter earnings announcements, nor did we refer to “operating earnings” as excluding OTTI charges.
     Despite these subsequent developments, we believe that our treatment of OTTI charges as non-recurring in our 2008 10-K was reasonable at the time of the filing. Of our total $9.9 million in OTTI charges in 2008, $8.0 million related to the impairment of our investments in preferred stock in Fannie Mae and Freddie Mac, which we considered to be one-time isolated charges related to the restructuring of those government-sponsored enterprises as a result of their unprecedented financial stress. The remaining writedowns ($1.9 million) were of three private label mortgage-backed securities. They were downgraded to sub-investment grade in what we believed at the time to be an isolated event. Subsequently, this has proven to not be the case, and we have begun to treat OTTI as a recurring element of our financial reporting, and will continue to do so going forward. Again, however, based upon the information available to us at the time, we believed the treatment of these charges in our 2008 10-K was reasonable and an accurate representation of management’s then-current evaluation of the nature of these charges.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Note 3 — Investment Securities, page 7
     2. We acknowledge your comment regarding the disclosure requirements of paragraph 39 of FSP 115-2 and 124-2 and hereby confirm that in future filings we will separately disclose our residential mortgage-backed securities (MBS) and collateralized debt obligations. In addition, we will segregate our MBS and trust preferred portfolios based on the nature and risks of the respective portfolios.
     3. We acknowledge your comment regarding the disclosures required by paragraph 19 of SFAS 15, as amended by FSP 115-2 and 124-2, and confirm that future filings will comply fully with the standard.
     4. We acknowledge your comment regarding the disclosure requirements of paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K and agree that comprehensive and detailed disclosures are required. Therefore, we will ensure that our future filings will include the information included on Appendix A for each of our individual and pooled trust preferred securities as of June 30, 2009 (as updated for subsequent reporting periods).
     5. We acknowledge your comment regarding our investment in the Federal Home Loan Bank of Atlanta (“FHLB Atlanta”). In our future filings, including our Form 10-Q for the quarter ended June 30, 2009, we will disclose information regarding our impairment analysis conducted in accordance with Statement of Position (SOP) 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. Our determination as to whether this investment is impaired is based on our assessment of the ultimate recoverability of its par value (our cost) rather than recognizing temporary declines in its value. The determination of whether the decline affects the ultimate recoverability of our investment is influenced by available information regarding criteria such as:
•	The significance of the decline in net assets of FHLB Atlanta as compared to the capital stock amount for FHLB Atlanta and the length of time this decline has persisted.

•	Commitments by FHLB Atlanta to make payments required by law or regulation and the level of such payments in relation to the operating performance of FHLB Atlanta.

•	The impact of legislative and regulatory changes on financial institutions and, accordingly, on the customer base of FHLB Atlanta.

•	The liquidity position of FHLB Atlanta.
          We have reviewed publicly available information regarding the financial condition of FHLB Atlanta in preparing our Form 10-Q for our quarter ended June 30, 2009 and have concluded that no impairment existed based on our assessment of the ultimate recoverability of the par value of our investment. We acknowledge that FHLB Atlanta recorded a loss from operations of $1.5 million for the first quarter of 2009 and had suspended its dividend, as you note in your letter. Despite the lack of a dividend, FHLB Atlanta did redeem some of its stock at par during the second quarter, including redemption of $1.1 million of stock we held. Also, FHLB Atlanta had a positive operating net interest margin for its first quarter, and its loss was the result of losses on its own securities holdings. The equity base of FHLB Atlanta is $6 billion, approximately 26% of the major risk components of its balance sheet, which are investments in securities and mortgage loans. The balance of FHLB Atlanta’s assets consist of cash, interbank deposits, and collateralized advances to member banks, which we consider to be significantly lower in risk. Finally, Standard & Poor’s has rated FHLB Atlanta’s counterparty risk as AAA in a report dated July 13, 2009.
          FHLB Atlanta has communicated clearly with its membership that it believes that the dividend suspension is a prudent move in light of the present pressure on earnings, and that its current focus will be on preservation of capital. We expect that this position may continue for FHLB Atlanta for the next several quarters, but we do not believe this situation is appropriately characterized as an impairment in the value of our investment. This is a long-term investment that serves a business purpose of enabling us to enhance the liquidity of Superior Bank through access to the lending facilities of FHLB Atlanta. Its stock is not publicly traded, as only member institutions are eligible to be shareholders. Thus no readily determinable market price exists, and all transactions are, by charter, to take place at par with FHLB Atlanta as the only purchaser. For the foregoing reasons, we believe that FHLB Atlanta’s current position does not indicate that our investment will not be recoverable at par, our cost, and thus that it would be inappropriate for us to treat this investment as impaired.
     In connection with responding to your comments, Superior Bancorp acknowledges that:
•	Superior is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Superior may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe that these responses address your comments. We would be pleased to answer any questions that you may have after reviewing this response or to provide any additional information that would be helpful to the staff in its review. Please call the undersigned at (205) 327-3656 if we may provide any such information.
Very truly yours,
/s/ James A. White
James A. White
Executive Vice President and Chief Financial Officer

Appendix A
Superior Bancorp
Individual and Pooled Trust Preferred Securities
June 30, 2009
(Dollars in thousands)

							YTD					Original Collateral	Performing Collateral
							Other-than-temporary Impairment (OTTI)					Percent of Actual	Percent of Expected
		Single/	Class/	Amortized	Fair	Unrealized	Credit			Lowest	Performing	Deferrals and	Deferrals and	Excess
Name		Pooled	Tranche	Cost	Value	Loss	Portion	Other	Total	Rating	Banks	Defaults	Defaults	Subordination(6)
MM Caps Funding I Ltd		Pooled	B	$2,159	$1,492	$(667)	$—	$—	$—	Ca	26	9%	25%	8%
MM Community Funding Ltd	(1)	Pooled	B	5,000	3,854	(1,146)	—	—	—	CCC	6	10%	25%	0%
Preferred Term Securities V	(2)	Pooled	M	1,378	862	(516)	—	—	—	Ba3	3	2%	25%	25%
Tpref Funding III Ltd		Pooled	B-1	4,000	2,385	(1,615)	—	—	—	CC	28	16%	20%	15%
Trapeza 2007-13A LLC	(3)	Pooled	D	1,803	60	(1,743)	(32)	(1,744)	(1,776)	C	48	11%	20%	0%
New South Capital Corp	(4)	Single	Sole	4,689	3,335	(1,354)	(324)	(1,354)	(1,678)	NR	NA	NA	NA	NA
Emigrant Capital Trust	(5)	Single	Sole	5,000	3,202	(1,798)	—	—	—	CC	NA	NA	NA	NA

				$24,029	$15,190	$(8,839)	$(356)	$(3,098)	$(3,454)

(1)	-	Although the excess subordination for this issue is zero, this tranche does not have any projected cash flow shortfalls.

(2)	-	This issue is no longer a subordinate tranche. The senior tranche has been retired.

(3)	-	Actual and projected defaults increased during the second quarter of 2009 we recognized these securities as OTTI.

(4)	-	We received notification in April 2009 that interest payments on this issue will be deferred for up to 20 quarters. We recognized these securities as OTTI during the first quarter of 2009. A full discussion is included as a part of Note 3 in this report.

(5)	-	There has been no notification of deferral or default on this issue. An anlysis of the company indicates there is adequate capital and liquidity to service the debt.

(6)	-	Excess subordination represents the additional defaults in excess of both the current and projected defaults the issue can absorb before the security experiences any credit impairment. Excess subordination is calculated by determining what level of defaults an issue can experience before the security has any credit impairment and then subtracting both the current and projected future defaults.

Exhibit 1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Mail Stop 4720
July 27, 2009
James A. White
Chief Financial Officer
Superior Bancorp
17 North 20th Street
Birmingham, Alabama 35203
Re:	Superior Bancorp Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for Fiscal Quarter Ended March 31, 2009 File No. 0-25033
Dear Mr. White:
          We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.
Superior Bancorp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Managements Discussion and Analysis if Financial Condition and Results of Operations.
Non-GAAP Financial Information, page 25
1.	We note that your presentation of “operating earnings” eliminates the effects of goodwill impairment and other-than-temporary impairment (“OTTI”) of investment securities. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance in determining that this measure was not a prohibited non-GAAP measure. In particular, please explain how you determined that OTTI of investment securities was not a recurring item. In addition, to the extent that you conclude that this non-GAAP measure is not prohibited, please revise your future filings to provide all of the disclosures required by Item 10(e)(l)(i) of Regulation S-K.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Note 3 — Investment Securities, page 7
2.	We refer to your investment securities tables on page 7-8. Paragraph 39 of FSP 115-2 and 124-2 provides that the disclosures required by the FSP be provided by major security type. Although paragraph 39 provides a list of security types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please revise your future filings to disclose your major security types in greater detail as follows:
•	Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in paragraph 39 of FSP 115-2 and 124-2;

•	Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g., prime, subprime) or other loan characteristics (e.g., Alt-A, interest-only, agency vs. non-agency) based on the nature and risks of the securities; and

•	Consider further segregating your trust preferred securities by type (e.g., single issuer vs. pooled) and class/tranche held (e.g., senior, mezzanine).

3.	Please revise your future filings to provide the disclosures required by paragraph 19 of SFAS 115, as amended by FSP 115-2 and 124-2. Refer to paragraph A2 of the FSP for more information.

4.	We note that a significant portion of your unrealized losses on investment securities are attributable to your bank and pooled trust preferred securities. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 (which you will adopt in your next Form 10-Q) and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please provide us with and revise future filings to disclose the following information as of the most recent period end (in tabular format):
•	deal name

•	single issuer or pooled

•	class/tranche

•	book value

•	fair value

•	unrealized gain/loss

•	lowest credit rating assigned

•	number of banks currently performing

•	actual deferrals and defaults as a percentage of original collateral

•	expected deferrals and defaults as a percentage of remaining performing collateral

•	excess subordination as a percentage of remaining performing collateral
Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies to allow an investor to understand why this information is relevant and meaningful.

5.	Please tell us and revise your future filings to disclose whether you believe your investment in FHLB Atlanta stock is other than temporarily impaired. Discuss the various positive and negative factors considered when making this determination. For example, regarding your June 30, 2009 analysis, discuss how you considered the fact that FHLB Atlanta has suspended paying dividends on common stock and that they incurred a net loss for the three months ended March 31, 2009.
          Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.
          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.
          If you have any questions, please call me at (202) 551-3426 or William J. Schroeder, Staff Accountant at (202) 551-3934.
Sincerely,
/s/ William J. Schroeder
for Angela Connell
Reviewing Accountant